UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37450

Fogo de Chão, Inc.

(Exact name of registrant as specified in its charter)

5908 Headquarters Drive, Suite K200

Plano, TX 75024

(972) 960-9533

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

Pursuant to the requirements of the Securities Exchange Act of 1934 Fogo de Chão, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 16, 2018	FOGO DE CHÃO, INC.

	By:	/s/ Lawrence J. Johnson
Name: Lawrence J. Johnson
Title: Chief Executive Officer

*On April 5, 2018, pursuant to the Agreement and Plan of Merger, dated as of February 20, 2018, among the Fogo De Chão, Inc. (the “Company”), Prime Cut Intermediate Holdings Inc., a Delaware corporation (“Parent”) and an investment entity affiliated with Rhône Capital V L.P., and Prime Cut Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”), Merger Subsidiary merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent.